Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of the Securities Exchange Act of 1934

PE Dated: September 5, 2002

ALTANA Aktiengesellschaft

(Exact name of registrant as specified in its charter)

Seedammweg 55
D-61352 Bad Homburg v. d. Höhe
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______

This Report on Form 6-K contains:

- Press release, dated September 5, 2002 (3 pages)
- Ad-hoc Notification according to 15a WpHG (German Securities Trading Act), dated September 5, 2002 (1 page)

ALTANA

Press Release

ALTANA AG

Postfach 1563
61285 Bad Homburg v.d.H.

Günther-Quandt-Haus
Corporate Communications
Seedammweg 55
61352 Bad Homburg v.d.H.
Germany

Phone +49 (0) 6172 404-406
Fax +49 (0) 6172 404-430
PR@altana.de
www.altana.com

ALTANA R&D Day 2002

Comparative studies show high tolerability level for Ciclesonide
New phase III data show efficacy of Roflumilast in asthma and COPD
Contract signed with Pharmacia for Detrol

Bad Homburg, September 5, 2002 – At this year's R&D Day in Frankfurt, ALTANA AG, Bad Homburg, presented an overview of its most important upcoming clinical development projects and restated its intention to maintain the growth of past years with two potential blockbuster drugs.

"Promising pipeline products, strong alliances with leading international pharmaceutical companies and the expansion of our business in the United States make us confident that we can reinforce our innovative capacity and continue ALTANA's rapid pace of growth in the next few years", stated Nikolaus Schweickart, Chairman of the Management Board of ALTANA AG.

Comparative studies show Ciclesonide is well tolerated
Ciclesonide is a corticosteroid inhaler for treating asthma. According to information published by the American College of Allergy, Asthma & Immunology, over 100 million people worldwide suffer from this respiratory disease.

Developed and marketed in the USA with Aventis Pharma, Ciclesonide was submitted for approval in Europe in June. The application documents contain data for more than 4,500 patients.

Two phase III comparative studies confirm the efficacy of Ciclesonide against other comparable leading products. The COMPASS study shows analog effectiveness as the steroid Budesonide and a better tolerability. The ASSET study provides the same evidence. This study shows a significant better tolerability in comparison with the steroid Fluticason.

New phase III data show efficacy of Roflumilast in asthma and COPD
Roflumilast is a selective phosphodiesterase-4 inhibitor (PDE-4 inhibitor) under investigation for treating respiratory diseases involving chronic inflammation such as asthma or COPD (smoker's lung). Under an agreement announced in April of this year, Roflumilast is being developed together with Pharmacia Corporation. New phase III data are showing a consistent increase in lung function consistent with previous findings. Data have been collected for more than 1,500 patients with COPD and for more than 3,000 patients with asthma.

Results of clinical studies in both patient groups were presented at the American Thoracic Society meeting in May 2002. Patients with asthma treated with Roflumilast at doses of 100µg, 250µg, and 500µg once daily achieved increases in FEV1 (forced expiratory volume in 1 second), a measure of lung function which was the primary endpoint in these studies, of 260ml, 320ml, and 400ml respectively after 12 weeks of therapy.

Patients with COPD treated with identical doses achieved increases in FEV1 of 57ml, 93ml, and 109ml after 26 weeks of therapy. The most frequently reported drug-related adverse events were headache and nausea.

These findings were extended in long-term open-label studies. Data from these studies presented at the R&D Day show that these increases in FEV1 were maintained for a total treatment period of 1 year in both groups of patients when treated with Roflumilast 500µg once daily.

In addition, new data from a second placebo controlled study in 581 randomized COPD patients show an increase in FEV1 of 106ml and 86ml after 12 and 24 weeks of 500µg Roflumilast once daily treatment and therefore indicate efficacy and good tolerability.

Results of comparative studies in patients with asthma against montelukast (a leukotriene antagonist) and beclometasonedipropionate (a corticosteroid) were also presented and indicate efficacy, a good safety and side effects profile and an improvement in the patient's condition after just one week of treatment.

Roflumilast could be the first alternative once-a-day corticoid-free treatment for asthma and COPD when marketed. This drug would be a representative of a novel therapeutic class. Roflumilast is being developed in tablet form.

Dr. Hans-Joachim Lohrisch, Member of the Management Board of ALTANA AG and CEO of ALTANA Pharma: "We intend to market Roflumilast aggressively as a new representative of a novel therapeutic class and therefore plan to collect an even wider set of data with further studies on targeted market positioning and pharmaco-economic aspects. This will allow us a more detailed product-characterization to market Roflumilast after approval is obtained. It will also give our partner Pharmacia a broader data basis for the filing process in the United States."

Hence, it is now anticipated that the Roflumilast application for European approval, originally planned for the end of 2002, will be postponed for approximately one year. The planned European and U.S. filing dates therefore will move closer together. Lohrisch: "Due to our data basis and market potential we increase Roflumilast worldwide peak sales expectations to approximately €1 billion."

USA co-promotion contract signed with Pharmacia for Detrol®LA (tolterodine tartrate extended release capsules)

A co-promotion contract has now been added as a further component of the agreement concluded with Pharmacia in April relative to the joint development and marketing of Roflumilast.

Beginning in October, ALTANA Pharma will co-promote Pharmacia's Detrol in the United States. Detrol is used in the treatment of overactive bladder with symptoms of urinary urge incontinence, urgency and frequency. ALTANA Pharma has appointed a contract sales organization with around 300 sales representatives for co-promotion.

Dr. Hans-Joachim Lohrisch: "This 'quid pro quo' option was already built into the Roflumilast agreement. The co-promotion of Detrol, the leading brand for overactive bladder, will allow us to establish our own marketing and sales infrastructure in the USA. Proceeds from the co-promotion agreement are expected to offset almost all sales force operating costs."

Pharmacia launched Detrol in the USA in 1998 and recorded sales of US$ 488 million in the U.S. in 2001, an increase of 50% over prior year.

Other products in ALTANA's clinical development

Additional projects in various stages of clinical development were also presented at the R&D Day. Pumafentrine, a PDE-3/4 inhibitor, is in phase II of clinical development. ALTANA is currently waiting for proof-of-concept data (clinical efficacy). Additional metabolite-studies have to be conducted.

Soraprazan, an acid pump antagonist (APA) for treating acid-induced gastrointestinal diseases, is progressing well. Soraprazan is as well a representative of a novel therapeutic class. A first phase II study is being conducted and data are under evaluation.

About the company

ALTANA AG (NYSE: AAA) is an international pharmaceuticals and Chemicals Group with sales of €2.3 billion in 2001 and about 9,500 employees all over the world. Its Pharmaceuticals division, ALTANA Pharma (Constance), concentrates on the areas Therapeutics, Diagnostics and OTC medication, and focuses on innovative pharmaceutical research (gastroenterology, respiratory, oncology). ALTANA Pharma represents a group of about 30 subsidiaries and affiliates in Europe, the Americas and Asia. The Chemicals division, ALTANA Chemie, develops, produces and sells Additives & Instruments, Coatings & Sealants, Varnish & Compounds and Wire Enamels worldwide. The Chemicals division has more than 20 subsidiaries and affiliates all over the world.

This press release contains forward-looking statements, i.e., current estimates or expectations of future events or future results. The forward-looking statements appearing in this press release include market sales projections for Roflumilast and estimates for the achievement of certain milestones in the development of ALTANA's pharmaceuticals under development, including Ciclesonide and Roflumilast. These statements are based on beliefs of ALTANA's management as well as assumptions made by and information currently available to ALTANA. Many factors that ALTANA is unable to predict with accuracy could cause results materially different from those that may be expressed or implied by such forward-looking statements. These factors include a successful development and launch of new and innovative pharmaceutical products, price regulations for pharmaceuticals and budgeting decisions of local governments and health care providers, the level of ALTANA's investment in pharmaceuticals related R&D, the sales and marketing methods used by ALTANA to distribute its pharmaceuticals, the composition of ALTANA's pharmaceuticals portfolio.

Forward-looking statements speak only as of the date they are made. ALTANA does not intend, and does not assume any obligation, to update forward-looking statements to reflect facts, circumstances or events that have occurred or changed after such statements have been made.

This press release is also available at **www.altana.com**.

For questions:

ALTANA AG
Dr. Thomas Gauly
Head of Corporate Communications &
Investor Relations

phone: +49 (0) 6172 - 404 266
fax: +49 (0) 6172 - 404 430

Press & Media Relations:
Steffen Müller
phone: +49 (0) 6172 - 404 406
fax: +49 (0) 6172 - 404 430

Investor Relations
Sandra Fabian
phone: +49 (0) 6172 - 404 383
fax: +49 (0) 6172 - 404 448

Dr. Harald Schäfer
phone: +49 (0) 6172 - 404 345
fax: +49 (0) 6172 - 404 448

ALTANA

Ad-hoc Notification according to 15 a WpHG (*German Securities Trading Act*)

ALTANA R&D Day 2002

Bad Homburg, September 5, 2002 At this year's R&D Day in Frankfurt, ALTANA AG, Bad Homburg, presents an overview of its most important upcoming clinical development projects.

Two phase III comparative studies (COMPASS/ASSET) confirm the efficacy of Ciclesonide, a corticosteroid inhaler for treating asthma, against the comparable leading products Budesonide and Fluticason, but show better tolerability.

New phase III Roflumilast data are showing a consistent increase in lung function consistent with previous findings. Roflumilast is a selective phosphodiesterase-4 inhibitor (PDE-4 inhibitor) for treating respiratory diseases involving chronic inflammation such as asthma or COPD. Cooperation-partner is Pharmacia.

ALTANA intends to market Roflumilast aggressively as a representative of a novel therapeutic class and therefore plans to collect an even wider set of data with further studies on targeted market positioning and pharmaco-economic aspects. This will also give our partner Pharmacia a broader data basis for the filing process in United States. Hence, it is now anticipated that the Roflumilast application for European approval, originally planned for the end of 2002, will be postponed for approximately one year. The planned Europe and US filing dates therefore will move up closer together.

Due to our data basis and market potential ALTANA increases Roflumilast worldwide peak sales expectations to approximately EUR1 billion.

A co-promotion contract has now been added as a further component of the agreement concluded with Pharmacia in April relative to the joint development and marketing of Roflumilast. Beginning in October, ALTANA Pharma will co-promote Pharmacia's Detrol in the United States. Detrol is used in the treatment of overactive bladder with symptoms of urinary urge incontinence, urgency and frequency.

Additional projects in various stages of clinical development were also presented at the R&D Day. Pumafentrine, a PDE-3/4 inhibitor, is in phase II of clinical development. ALTANA is currently waiting for proof-of-concept data (clinical efficacy). Additional metabolite-studies have to be conducted.

Soraprazan, an acid pump antagonist (APA) for treating acid-induced gastrointestinal diseases, is progressing well. Soraprazan is as well a representative of a novel therapeutic class. A first phase II study is being conducted and data are under evaluation.

For questions
Steffen Müller
phone: 49 (0) 6172 - 404 406
fax: 49 (0) 6172 - 404 430

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTANA Aktiengesellschaft

Date: September 5th, 2002 By:

Name: Dr. Hermann Küllmer
Title: Chief Financial Officer and Member of the Management Board

Name: Dr. Rudolf Pietzke
Title: General Counsel